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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          SOUTHERN SCOTTISH INNS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    843797101
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                                 (CUSIP Number)


                                PATRICK W. HOPPER
                             2624 PEBBLEGOLD AVENUE
                             HENDERSON, NEVADA 89074
                                 (702) 897-8444
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 5, 2003
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 7

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CUSIP No. 843797101                                                  Page 2 of 7

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1)   Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

          Patrick W. Hopper, sole trustee of the Patrick W. Hopper Trust UTD 3/2/1994
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2)   Check The Appropriate Box If a Member of a Group (See Instructions) (a) [_]
                                                                         (b) [_]
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3)   SEC Use Only

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4)   Source of Funds (See Instructions)

          Not Applicable
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5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

          Not Applicable
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6)   Citizenship or Place of Organization

          USA
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     Number of        (7) Sole Voting Power ................... 214,913
     Shares          ---------------------------------------------------
     Beneficially     (8) Shared Voting Power .................       0
     Owned By        ---------------------------------------------------
     Each Reporting   (9) Sole Dispositive Power .............. 214,913
     Person With     ---------------------------------------------------
                      (10) Shared Dispositive Power ...........       0
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          214,913
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [_]

          Not Applicable
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13)  Percent of Class Represented By Amount in Row (11)

          9.08%
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14)  Type of Reporting Person (See Instructions)

          IN
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CUSIP No. 843797101                                                  Page 3 of 7

Item 1. Security and Issuer

        The class of equity securities to which this Schedule 13D Amendment No. 4 relates is the common stock, without par value, of Southern Scottish Inns, Inc., a Louisiana corporation (the "Issuer"). The Issuer's principal executive offices are located at 1726 Montreal Circle, Tucker, Georgia 30084.

Item 2. Identity and Background

        (a) Name: Patrick W. Hopper, sole trustee of the Patrick W. Hopper Trust UTD 3/2/1994 (the "Filing Person").

        (b) Residence or business address: 2624 Pebblegold Avenue, Henderson, Nevada 89074.

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Self employed

        (d) and (e) Legal Proceedings: During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Filing Person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of violation of any such laws.

        (f) Citizenship: Patrick W. Hopper is a citizen of the USA. The PWH Trust is a Nevada trust.

Item 3. Source and Amount of Funds or Other Consideration

        Not applicable.

Item 4. Purpose of Transaction

        The Filing Person entered into an agreement with the Issuer for sale to the Issuer of all shares of the Issuer held by the Filing Person.

Item 5. Interest in Securities of the Issuer

        (a) The number of shares beneficially owned by the Filing Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 and 13d-4 under the Securities Exchange Act of 1934, as amended. According to its most recently available filing with the Securities and Exchange Commission, the Issuer has 2,366,395 shares of common stock issued and outstanding as of the date of that filing. The Filing Person beneficially owns 214,913 shares (9.08% of the shares).

        (b) Patrick W. Hopper has sole power to (1) vote or direct the voting of and (2) dispose or direct the disposition of all 214,913 shares of common stock reported herein.

        (c) Reference is made to Item 6 below.

        (d) Not applicable.

        (e) Not applicable.

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CUSIP No. 843797101                                                  Page 4 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        On February 5, 2003 the Filing Person and the Issuer entered into an "Agreement for the Sale of Stock." A copy of the agreement is attached as
Exhibit 7 hereto. Under the agreement, the Issuer has agreed to purchase and the Filing Person has agreed to sell to the Issuer all shares of Issuer common stock held by the Filing Person. According to the terms of the agreement, the sale will be completed in stages, the first purchase to occur by the end of April 2003 and additional purchases from the Filing Person to occur every month thereafter until all of the Filing Person's shares have been sold to the Issuer. The agreement provides that the purchase price of the shares to be purchased in April 2003 will be $1.50 per share, and purchases in subsequent months will be based upon a formula whereby the original $1.50 per share purchase price will escalate monthly by a factor of 0.004583 (0.4583%) until all shares are sold. Under the agreement, the Issuer must purchase stock in the amount of $7,500 each month, taking into account the escalating monthly purchase price. The agreement allows the Filing Person to sell the shares to others.

Item 7. Material to be Filed as Exhibits

        Exhibit 7: Agreement for the Sale of Stock by and between Southern Scottish Inns, Inc. and Patrick W. Hopper, Trustee

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 10, 2003

                                         PATRICK W. HOPPER TRUST UTD 3/2/1994


                                         /s/ Patrick W. Hopper
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                                         Patrick W. Hopper, Sole Trustee